Exhibit 99.1

PRESS RELEASE — GIBSON ENERGY ULC

EDMONTON NORTH TERMINAL

Calgary, Alberta, Canada	January 12th, 2011

Gibson Energy ULC (“Gibson”), through its wholly-owned subsidiary, Gibson Energy Partnership (“GEP”), is pleased to announce GEP’s disposition of its Edmonton North Terminal (“ENT”), to Pembina Midstream Limited Partnership (“PMLP”), a wholly-owned subsidiary of Pembina Pipeline Corporation, for approximately $57.3 million plus certain non-cash consideration.

The disposition of ENT, which is a remotely operated facility located in Edmonton, Alberta, is considered a strategic initiative for GEP. As part of the consideration received for ENT, GEP secured important pipeline assets in the Edmonton area, along with connections through which PMLP will provide access to crude oil streams within the Edmonton area; this will allow GEP to expand and grow its Edmonton South Terminal (“EST”), which is well positioned within the County of Strathcona and near pipeline alley and refinery row.

Mr. R.M. (Rick) Wise, Senior Vice President Operations, indicated “These new pipelines and connections are strategic to the planned growth of both Gibson and EST. Gibson has significant land in the area available to expand its operations — we’re committed to continued growth and to providing our customers with new opportunities for storage and terminalling within the Edmonton region.”

The disposition of ENT was completed on January 7, 2011 with an effective date of December 31, 2010.

Gibson Energy is a growth-oriented North American midstream oil and gas company.  Each year, together with its wholly-owned subsidiaries, they move millions of barrels of energy products to market via their facilities and infrastructure; this includes injection stations, terminals, pipelines and tank storage and a fleet of over 1900 truck transportation units.  Gibson Energy’s inter-related business divisions also produce other services which include the marketing, transportation, distribution and processing of energy products.

Comments or questions can be directed to:

Brent Campbell, General Manager of Terminals & Pipelines, Bus. Dev. & Joint Venture Ops — bcampbell@gibsons.com or 403-206-4083

OR

Carrie Willemsen, Communications Manager - cwillemsen@gibsons.com or 403-206-4220